FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

Supplement for the month of October 2003.

Total number of pages: 4.

The exhibit index is located on page 2.

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F     X                         Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                              No     X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information furnished on this form:

EXHIBIT

Exhibit Number	Page Number
1. [Nomura becomes First Lead Corporate Sponsor of the Program on Alternative Investments at Columbia Business School]	4

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

By:	/s/ MASANORI ITATANI
Masanori Itatani Senior Managing Director

Date:    October 15, 2003

Tokyo, 15 October 2003

Nomura becomes First Lead Corporate Sponsor of the Program on Alternative Investments at Columbia Business School

Nomura Holdings, Inc. (the “Company”) announced today that the Company has decided to support the Program on Alternative Investments at Columbia Business School’s Center on Japanese Economy and Business (the “Program”).

The Company has made a three-year financial commitment of US $300,000 as a lead corporate sponsor to the Program.

The Program was established in July 2002 to analyse the development of hedge funds, private equity and other alternative asset classes in Japan and the broader East Asian region. Given the Program’s initial success, the Center on Japanese Economy and Business has underway as its next phase a three-year program to expand and deepen its activities both at Columbia Business School in New York and in Tokyo.

The Program conducts an extensive series of activities to improve understanding of this growing set of asset classes. The Program currently is undertaking five research projects, examining the development of Japan-focused hedge funds, private equity (buyouts), distressed investing, commercial real estate alternatives and the evolving strategies of Japanese institutional investors in alternative assets.

                                                                                                          Ends

For further information please contact:

Name	Company	Telephone

Masafumi Yoshino	Corporate Communications Dept., Nomura Group Headquarters	+81-3-3278-0591
Tsukasa Noda	Corporate Communications Dept., Nomura Group Headquarters	+81-3-3278-0591
James Pobjoy	Corporate Communications Dept., Nomura Group Headquarters	+81-3-3278-0591

Notes to editors:

The Nomura Group

Nomura Group, with its core businesses of the securities and related businesses, is dedicated to providing a broad range of financial services for individual, institutional, corporate and government customers. We offer a diverse line of competitive products and value-added financial and advisory services through the 128 domestic branch offices of Nomura Securities Co., Ltd. and our overseas network that combines offices in 28 countries. Our business activities include investment consultation services for domestic retail investors, securities brokerage services, securities underwriting for domestic and foreign governments and corporations, mergers and acquisition and financial advisory services, merchant banking, and asset management for investment trusts and pension funds.

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